ROCKWELL VENTURES INC.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Rockwell Ventures Inc. (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on November 22, 2006, at 2:00 pm, local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the report of the directors of the Company.

2.	To receive and consider the financial statements of the Company for its fiscal year ended May 31, 2006, together with the auditor’s report thereon.

3.	To fix the number of directors of the Company at eight.

4.	To elect directors of the Company for the ensuing year.

5.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Extraordinary General Meeting Matters

1.	Share Option Plan - To consider and if thought fit, approve the continuation of the Company’s 10% Rolling Share Option Plan.

Other Matters

1.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, October 25, 2006.

BY ORDER OF THE BOARD

David J. Copeland,
Chief Executive Officer